DC

No Act

P.E. 12-30-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2003

Rachel Giuliano
Counsel
Radian Group Inc.
1601 Market Street
Philadelphia, PA 19103-2337

RE: Radian Group Inc.
Incoming letter dated December 30, 2002

Dear Ms. Giuliano:

This is in response to your letter dated December 30, 2002 concerning the shareholder proposal submitted to Radian by the Carpenters' Health & Welfare Fund of Philadelphia and Vicinity. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Edward J. Durkin
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue NW
Washington, DC 20001

Radian Group Inc.

RADIAN

RECEIVED
2002 DEC 30 PM 4:28
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

RECD S.E.C.
DEC 3 0 2002
1086

BY HAND DELIVERY

December 30, 2002

United States Securities and Exchange Commission
Office of Document Control
Mail Stop 1004
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Radian Group Inc.- Exclusion of Shareholder Proposal

Ladies and Gentlemen:

This is to notify you, pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, that Radian Group Inc. (the "Company") intends to exclude from the proxy statement relating to its 2003 annual shareholders' meeting a proposal submitted by the Carpenters Health & Welfare Fund of Philadelphia and Vicinity (the "Fund") relating to the expensing of options, for failure to meet the procedural requirements of Rule 14a-8(b)(2). Specifically, the Fund failed to submit verification of the Fund's beneficial ownership of the Company's stock at the time it submitted its proposal, and has not remedied such deficiency as of the date of this letter.

The Company received the Fund's proposal on December 5, 2002. In accordance with Rule 14a-8(f)(1), the Company sent a notice of the Fund's procedural deficiency ("Notice") to Edward Coryell, Fund Chairman, by facsimile, on December 11, 2002. Receipt of the transmission was confirmed on December 11, 2002 at 10:20 am. Six copies of this letter and the Fund's proposal are submitted tothe Securities and Exchange Commission in compliance with Rule 14a-8(j)(2), together with six copies of the Notice. The Fund had 14 calendar days from its receipt of the Notice to send a response to the Company remedying the deficiency, under Rule 14a-8(f)(1). That 14-day period now having run without the Company receiving the required response, the Company intends to exclude the Fund's proposal from its proxy statement.

Please contact the undersigned with any questions or comments relating the Company's intention to exclude the Fund's proposal, by telephone at (215) 564-6600 Ext. 3658, by facsimile at 215-405-9160 or by email at Rachel.giuliano@radianmi.com. If for any reason the Fund's shareholder proposal submission is deemed not to have been deficient, the Company reserves the right to exclude the proposal on any other permissible grounds. Thank you.

Radian Group Inc.

RADIAN

1601 Market Street
Philadelphia, Pennsylvania
19103-2337
800 523.1988
215 564.6600

Very truly yours,

Rachel Giuliano
Counsel

cc: Edward Coryell, Fund Chairman
Carpenters Health & Welfare Fund of Philadelphia and Vicinity
by facsimile: 215-569-0368

CARPENTERS
PENSION AND ANNUITY FUND OF PHILADELPHIA & VICINITY

1807 SPRING GARDEN STREET
PHILADELPHIA, PA 19130-3998
215-568-0430 • FAX 215-569-0368
email:fundadmin@philacarpenter.org
website:philacarpenterfunds.org

[SENT VIA FACSIMILE 215-238-5752]

December 5, 2002

Mr. Howard S. Yaruss
Corporate Secretary
Radian Group Inc.
1601 Market Street
12th Floor
Philadelphia, PA 19103

Re: Shareholder Proposal

Dear Mr. Yaruss:

On behalf of the Carpenters Health & Welfare Fund of Philadelphia and Vicinity ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Radian Group Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of stock option expensing. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 2,200 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Carpenter pension funds are long-term holders of the Company's common stock. The Proposal is submitted in order to promote more accurate financial reporting.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Edward Coryell
Fund Chairman

cc. Edward J. Durkin

Enclosure

Option Expensing Proposal

Resolved, that the shareholders of Radian Group Inc. ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Statement of Support: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Most companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. Options have replaced salary and bonuses as the most significant element of executive pay packages at numerous companies. The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

A recent report issued by Standard & Poor's indicated that the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%. "The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Alan Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail,* "Expensing Options Is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom — examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings. . .

> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all C.E.O.'s have told their shareholders that options are cost-free. . .
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Many companies have responded to investors' concerns about their failure to expense stock options. In recent months, more than 100 companies, including such prominent ones as Coca Cola, Washington Post, and General Electric, have decided to expense stock options in order to provide their shareholders more accurate financial statements. Our Company has yet to act. We urge your support.

Radian Group Inc.

RADIAN

1601 Market Street
Philadelphia, Pennsylvania
19103-2337
800 523.1988
215 564.6600

VIA FACSIMILE 215-569-0368

December 11, 2002

Edward Coryell
Fund Chairman
Carpenters Health & Welfare Fund of Philadelphia and Vicinity
1807 Spring Garden Street
Philadelphia, PA 19130-3998

Re: Shareholder Proposal

Dear Mr. Coryell:

We are in receipt of the December 5, 2002 shareholder proposal ("Proposal") of the Carpenters Health & Welfare Fund of Philadelphia and Vicinity ("Fund"). This is to advise you that at the time that the Proposal was submitted, we should also have received from the record holder of the Fund's shares a written statement verifying the Fund's eligibility to submit a shareholder proposal, in accordance with Rule 14a-8(b)(2) promulgated under the Securities Exchange Act of 1934, as amended. Under Rule 14a-8(f)(1), if the Fund does not correct this procedural deficiency within 14 calendar days of receiving this letter, Radian Group Inc. may exclude the Proposal from its proxy statement. Thank you.

Very truly yours,

Rachel Giuliano

Rachel Giuliano
Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Radian Group Inc.
Incoming letter dated December 30, 2002

The proposal requests that the board of directors establish a policy of expensing in the company's annual income statement the costs of all future stock options issued by the company.

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. To date, the proponent has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $ 2,000, or 1%, in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, that Radian failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in Radian's request for additional information from the proponent. Accordingly, unless the proponent provides Radian with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Radian omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Jennifer Bowes
Attorney-Advisor